EXHIBIT 4.8

Exhibit 4.8

INSTRUMENT OF
AMENDMENT TO THE
MDU RESOURCES GROUP, INC.
401(k) RETIREMENT PLAN

Effective January 1, 2007, the MDU Resources Group, Inc. 401(k) Retirement Plan, as amended and restated December 31, 2006, (the “Plan”), is hereby further amended by adding a new Supplement D-11 to the Plan, as follows:

Supplement D-11 to the Plan Document

Provisions Relating to the
Young Contractors, Inc.
Profit Sharing Feature

1.
Introduction.  Effective January 1, 2007, Young Contractors, Inc. (“YCI”), a Participating Affiliate in the Plan, has established the profit sharing feature described in this Supplement.  The profit sharing feature shall be effective as of January 1, 2007, and shall be in addition to the Matching Contributions provided by YCI pursuant to the Plan.

2.
Eligibility to Share in Profit Sharing Contribution.  In order to share in the allocation of any profit sharing contribution made by YCI pursuant to Paragraph 3 below for a given Plan Year, Participants employed by YCI must complete 1,000 Hours of Service in that Plan Year and be an Active Employee of YCI on the last day of the Plan Year.  However, any Eligible Employee who transfers to Knife River Corporation or any of its operating companies during the Plan Year and is employed by that company on the last day of the Plan Year will be eligible to receive a pro-rated profit sharing contribution for the portion of the Plan Year during which the Participant was employed by YCI so long as the Eligible Employee has completed 1,000 Hours of Service cumulatively during the Plan Year.  Participants who meet the preceding requirement are referred to herein as “Supplement D-11 Participants.”

For purposes of this Supplement, an “Active Employee” means an employee who is still on the payroll or has been temporarily laid off or who terminated employment due to Disability, Death, or Retirement on or after Normal Retirement Date during such Plan Year, but does not mean an employee whose employment otherwise has terminated effective on or before December 31 of that Plan Year.

3.
Amount of Profit Sharing Contributions, Allocation.  For each Plan Year, the Board of Directors of YCI, in its discretion, shall determine the amount (if any) of profit sharing contributions to be made to the Plan based upon the profitability of YCI.  The amount of any such contribution for a Plan Year shall be allocated to Supplement D-11 Participants, based upon their Compensation, excluding bonuses, received while employed by YCI for that Plan Year.

4.
Vesting.  Notwithstanding anything in Section 4.2 to the contrary, Supplement D-11 Participants shall be vested in their Profit Sharing Accounts only upon completing three (3) Years of Vesting Service as defined below.

A “Year of Vesting Service” means a Plan Year in which the Supplement D-11 Participant completes at least 1,000 Hours of Service.  In addition, service with YCI, the Company and all Affiliates that occurred prior to the effective date of Supplement D-11 shall be recognized for purposes of this Paragraph, applying these rules as if YCI (and its affiliates at that time) were Affiliates under the Plan. Notwithstanding the foregoing, a Participant shall be fully vested in his or her Profit Sharing Account upon Death, Disability, or attaining age 65.

5.	Use of Terms. Terms used in this Supplement D-11 shall, unless defined in this Supplement D-11 or elsewhere noted, have the meanings given to those terms in the Plan.

6.
Inconsistencies with the Plan.  The terms of this Supplement D-11 are a part of the Plan and supersede the provisions of the Plan to the extent necessary to eliminate inconsistencies between the Plan and the Supplement D-11.

IN WITNESS WHEREOF, MDU Resources Group, Inc., as Sponsoring Employer of the Plan, has caused this Supplement to be duly executed by a member of the MDU Resources Group, Inc. Employee Benefits Administrative Committee (“EBAC”) on this 2nd day of February, 2007.

MDU RESOURCES GROUP, INC. EMPLOYEE BENEFITS ADMINISTRATIVE COMMITTEE

By:	/s/ Cindy C. Redding
Cindy C. Redding, Chairman